[Pillsbury Winthrop Shaw Pittman LLP Letterhead]
December 1, 2006
Sylvia K. Burks
Phone: 650.233.4606
sylvia.burks@pillsburylaw.com
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 6010
Attn: Mr. Thomas A. Jones
Re:	Oculus Innovative Sciences, Inc.-Registration Statement on Form S-1 (File No. 333-135584)
Ladies and Gentlemen:
     On behalf of Oculus Innovative Sciences, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.
     Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 27, 2006. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 3 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.
General
1.	Please amend your filing to include all non-Rule 430A information, including the number of securities to be offered. Refer to Item B.90 of our Manual of Publicly Available Telephone interpretations available on our website at www.sec.gov. Also, revise the fee table if necessary.

Response: The Registrant has revised the Registration Statement as requested.

Securities and Exchange Commission
December 1, 2006

2.	We reissue comment 1. If you must include technical terms in the body of your prospectus that are understood only by industry experts, you should explain these terms where you first use them. In addition, do not use technical terms or industry jargon in your explanations. We note, for example your references to “oxidized chemical species,” “receptor binding, molecular transport,” hypochlorite-based solution,” “adhesive metrix,” “histamine production and cytokine release,” and “in vitro” on page 59 and “bacterial load reduction,” “log 10 reduction” and “baseline” on page 61. Please note that these are merely examples and do not constitute a comprehensive list.

Response: The Registrant has revised the Registration Statement with a view toward removing unnecessary technical terms or defining them at first use.
We may face intellectual property infringement claims, page 19
3.	Please tell us why you have not filed as exhibits the settlement agreements disclosed in the last paragraph of this section.

Response: The Registrant has filed the settlement agreement as an Exhibit to the Registration Statement. The Registrant notes that there is no agreement between the parties with respect to the second dispute described in the referenced disclosure.
Use of Proceeds, page 30
4.	We note your disclosure that you plan to repay your bridge loan with proceeds from this offering. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Response: The Registrant has revised the Registration Statement as requested.
Dilution page 33
5.	Regarding your dilution table, please make sure you start with historical net tangible book value per share. Then show how you derived the pro forma amounts before the offering (reflecting conversion of preferred to common) that you are using for comparison to net tangible book value per share after the offering.

Response: The Registrant has revised the Registration Statement as requested.

Securities and Exchange Commission
December 1, 2006

Our dependence on distributors for sales could limit or prevent us from selling, page 16
6.	Please file as an exhibit your agreement with your Indian distributor.

Response: The Registrant has filed the distribution agreement as requested.
Revenues. page 42
7.	Please expand the last paragraph on page 42 to explain why the revenues increased. Also, expand the second full paragraph on page 44 to explain why the expenses increased.

Response: The Registrant has revised the Registration Statement as requested.
Business, page 53
8.	Please tell us why you deleted the disclosure on pages 55 and 56 about your products.

Response: The Registrant advises the Staff that its removal of the referenced disclosure was partially in response to the Staff’s comment number 21 in its October 12, 2006 letter, which requested the Registrant to clarify (i) the reasons why the indications for its products differ from one another and (ii) whether similarly named products have different or identical formulations. In formulating its response to this comment, the Registrant determined that, given the Registrant’s strategic focus on the wound care market, the discussion of various products that are not key to the Registrant’s strategy might be confusing and a discussion of regulatory approvals would be more appropriate. Providing such similar information in two places in the Registration Statement seemed redundant.

In addition, in the interim between the filing of Amendment No. 1 and Amendment No. 2 to the Registration Statement, the Registrant had received a “show cause” letter form the U.S. Environmental Protection Agency. The hurdles and uncertainties to commercialization that this letter introduced lead the Registrant to decide not to pursue commercialization of the hard surface disinfectant at this time. Accordingly, there was one less product to present.

Finally, the Registrant notes that substantially the same information as was contained in the deleted disclosure is contained elsewhere in Amendment No. 3 to the Registration Statement. The information about the products is set forth in “Current Regulatory Approvals and Clearance,” which shows the region,

Securities and Exchange Commission
December 1, 2006

approval, year of the approval and summary information about the indication. The deleted disclosure referenced the product name rather than the regulatory authority, and included the exact label claim. The deleted disclosure also contained information relating to the EPA recall of the Registrant’s non-commercialized hard surface disinfectant product. The information contained in that disclosure is included in the risk factor “One of the Registrant’s non-commercialized products, when recently tested ...” on page 11 of Amendment No. 3 to the Registration Statement.
Overview, page 54
9.	We note your disclosure regarding milestones you hope to achieve through 2009. Please balance your disclosure here by addressing the material hurdles to achieving these milestones and/or assumptions made in estimating your timetable for achieving these milestones.

Response: The Registrant has revised the Registration Statement as requested.
Industry Background, page 54
10.	Please provide us with copies of the industry reports you cite on pages 54-56 and page 65. Also, clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used.

Response: The Registrant will provide the requested information to the Staff supplementally.
11.	Please revise pages 56 and 65 to clarify which portion of the billion dollar and multi-million dollar markets are related to your business.

Response: The Registrant has revised the Registration Statement as requested.
Physician Clinical Studies, page 62
12.	We note your disclosure in the first full paragraph on page 62 regarding clinical studies of Microcyn. Please address in your risk factors any risk in relying on the results of those studies, given your disclosure in the last sentence of that paragraph.

Response: The Registrant has added a paragraph to the risk factor “We do not have the necessary regulatory approvals...” on page 10 of the Registration Statement.

Securities and Exchange Commission
December 1, 2006

13.	We reissue comment 19 from our letter dated July 28, 2006. We note, for example, your reference to a study conducted by Fermin Martinez de Jesus. We have previously filed other required consents.

Response: The Registrant has deleted the reference to the study by Fermin Martinez de Jesus.
Equity Compensation Plans, page 87
14.	Please discuss the material terms of the plans. For example, we note the reference on page 14 to the “right of rescission” granted under certain stock option plans.

Response: The Registrant respectfully notes the reference to “right of rescission” on page 14 was wording from the former independent public accountant’s letter, which the Registrant included word-for-word in an effort to provide full disclosure of the substance of that letter. While our former accountants referenced rescission rights in the sentence, “the failure to maintain effective control to ensure the identification of accounting issues related to and the proper accounting for stock options with the right of rescission that were granted under certain stock option plans...”, there are no rescission rights contained in the stock option plans or agreements. The reference to rescission rights are to those statutory rights that could arise in connection with a failure to comply with applicable securities laws. The Registrant respectfully submits that the description of the stock option plans is accurate, and, therefore, the Registrant has made no change to the disclosure.
Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-2
15.	We note your “draft” report for the effect of a reverse stock split of your stock. Prior to going effective, the audit report should be signed and the draft language should be removed.

Response: The Registrant notes the Staff’s observation. The audit report will be signed and the draft language will be removed prior to going effective.

Securities and Exchange Commission
December 1, 2006

Note 1 — The Company, page F-11
Stock Split, page F-11
16.	Since your board of directors has not approved the actual reverse stock split ratio, please tell us why it is appropriate to retroactively adjust your consolidated financial statements to reflect a 1 for 4 reverse stock split.

Response: Pursuant to authority delegated by the Registrant’s Board of Directors, the Registrant’s pricing committee approved a 1 for 4 reverse stock split on December 1, 2006 and will seek shareholder approval to effect the split.
Note 3. Summary of Significant Accounting Policies, page, F-12
Convertible Instruments, page F-20
17.	We note your response to prior comment 13 in our letter dated October 12, 2006. Your disclosure on page F-20 states that your convertible preferred stock is conventionally convertible because the stock is convertible into a fixed number of shares. However, we note on page F-32 that the conversion rate of your preferred stock will be adjusted in the event of future issuances of equity securities or convertible instruments that feature prices more favorable than the conversion rates specified in the preferred shares. Please tell us how this feature impacts your assessment of whether the preferred shares are conventional convertible instruments in your EITF 00-19 analysis. If the instrument does not qualify as conventional convertible, paragraphs 12-32 of EITF 00-19 must be analyzed to determine whether the conversion feature should be accounted for as a liability or equity.

Response: The Registrant notes the Staff’s observation with respect to the disclosure on page F-20 which states that the convertible preferred stock is conventionally convertible into a fixed number of shares and the disclosure on page F-32 which states that the conversion rate of the preferred stock will be adjusted in the event of future issuances of equity securities or convertible

Securities and Exchange Commission
December 1, 2006

instruments that feature prices that are lower than the conversion rates specified in the preferred shares. The Registrant has modified its disclosure to more clearly state its policy with respect to accounting for convertible instruments and embedded derivatives.

The Registrant, in determining whether to bifurcate conversion options embedded in its preferred shares, applied the guidance in paragraphs 11 (a), and 12 (a), (b) and (c) of SFAS 133 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”

Under the guidelines of paragraph 12, SFAS 133 states that an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument if and only if all of the criteria specified in paragraphs 12 (a), (b) and (c) of the statement are met. Paragraph 12 (a) of SFAS 133 provides for embedded derivatives to be separated from their host instruments when the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of SFAS 133. The guidance in Paragraph 61 l of Appendix A states that participating perpetual preferred stock is more akin to an equity instrument than a debt instrument. Based on this guidance, the Registrant believes that its convertible preferred shares do not fall within the scope of paragraph of 12 (a) of SFAS 133.

In addition, the Registrant separately evaluated the conversion feature embedded in the preferred shares to determine whether, if free standing, such conversion feature (which is indexed to its own stock) would (a) be classified in stockholders’ equity under paragraphs 12 to 32 of EITF 00-19 and (b) not be considered a derivative under paragraphs 11(a) and 12(c) of SFAS 133. The Registrant determined that net share settlement of the conversion option under each of the conditions noted in paragraphs 12 to 32 of EITF 00-19 is at all times within its control. Accordingly, the conversion option (if freestanding) would qualify for equity classification and therefore not fall within the scope of SFAS 133.

In this analysis, the Registrant considered the provision to adjust the conversion price of the preferred (as described on page F-32). Such provision is an anti-dilution provision that becomes effective only if the Registrant, in its sole discretion, subsequently completes financing transactions in which it issues equity

Securities and Exchange Commission
December 1, 2006

securities at prices that are lower than the conversion price of the preferred. Since the number of shares issuable under the conversion feature is at all times fixed and determinable, and subsequent issuances of equity securities at any price is solely at the Registrant’s discretion, this provision does not affect any of EITF 00-19 classification criteria at any of the reporting dates presented. Under this circumstance, the Registrant believes that its preferred shares do not fall within the scope of paragraphs 11(a) and 12(c) of SFAS 133.

Based on these provisions, the Registrant has accounted for the preferred stock conversion options as embedded derivatives because not all of the criteria requiring separation under paragraph 12 of SFAS 133 have been met and the conversion option, which if indexed to its own stock would be classified in stockholders equity if freestanding.
18.	Additionally, we refer to your disclosure that you record the embedded conversion options as a discount to convertible notes and that you record as deemed dividends the intrinsic value of conversion options embedded in preferred shares. Please revise to identify the embedded derivatives you have identified, disclose the value of these derivatives at each balance sheet date and discuss the related accounting treatment in your footnotes.

Response: The Registrant would like to clarify that its references to the aforementioned accounting treatment is a statement of its policy with respect to convertible instruments that feature embedded, as opposed to, freestanding derivatives. The Registrant refers the Staff to its response to Question 17. The Registrant preformed its analysis of the embedded derivatives at each of the preferred stock commitment dates and concluded, based on the then fair values of its stock, the embedded conversion features were not beneficial. Accordingly, the Registrant was not required to record deemed dividends upon its issuances of these securities.

The Registrant would also like to clarify that it had only two insignificant issuances of convertible notes in the amount of $40,000 each (an aggregate of $80,000) during February 2003. These notes were convertible into a fixed number of preferred shares at fixed conversion prices with no reset provision. These notes were issued with a beneficial conversion feature that amounted to $80,000, which the Registrant recorded as non-cash interest prior to the expiration of the notes. One of these notes was redeemed for cash in the year ended March 31, 2005 and the other was converted into shares of Series A preferred in the year ended March 31, 2006.

Securities and Exchange Commission
December 1, 2006

The Registrant does not deem either of these issuances of convertible securities to be significant to its financial statements in any of the reporting periods presented.
Note 11 — Commitments, Contingencies and Other Matters, page F-29
Legal Matters, page F-29
19.	We see that you entered into a settlement agreement in November 2006 with a former employee which provides for the issuance of a warrant to purchase 50,000 shares of common stock at $3.00 per share. Please revise to disclose the accounting treatment and the expense expected to be recognized from the issuances of the warrants. We note that the exercise price is significantly lower than the mid-point of the IPO filing range.

Response: The Registrant has revised the disclosure to include the accounting treatment and the expected expense to be recognized upon issuance of the warrants.
20.	Please revise to disclose the amount, if any, accrued for the recall of Cidalcyn. If no amounts are accrued as of September 30, 2006 for the recall, please tell us why you do not believe a liability is necessary.

Response: The Registrant has revised the disclosure to indicate that no amounts have been accrued for the recall of Cidalcyn. The Registrant applied the guidance in SFAS 5 in assessing whether to accrue a loss contingency. The Registrant is currently unable to estimate a range of loss, if any; however, the Registrant believes that any possible loss would be insignificant because the product was not commercialized, the number of samples it recalled was minimal and the cost of recalling the samples was not material.
Note 12 — Stockholders’ Equity, page F-28
Stock Purchase Warrants Issued in Financing Transactions, page F-34
21.	We see that the exercise price on warrants issued with financing is equal to the lesser of a stated exercise price or the price offered to any other investor in subsequent stock offerings prior to the expiration dale of the warrants. Please tell us how this impacted your assessment of whether the warrant liability should be

Securities and Exchange Commission
December 1, 2006

bifurcated since it appears the number of shares issuable upon conversion of the convertible instrument is variable. Additionally, please tell us whether there is a cap on the number of shares which could be issued. If there is no explicit limit on the number of shares that are to be delivered upon exercise of the conversion feature, you would not be able to assert that you will have sufficient authorized and unissued shares to settle the conversion option. As a result, the conversion feature would be accounted for as a derivative liability, with changes in fair value recorded in earnings each period. Refer to paragraphs 20-24 of EITF 00-19.

Response: The Registrant notes the Staff’s observation that the exercise price of the warrants referred to on page F-34 is equal to the lesser of a stated exercise price or the price offered to any other investor in subsequent stock offerings prior to the expiration date of the warrants. The Registrant would like to clarify that the warrants do not feature any terms that provide for settlement in a variable number of shares. The provision referred to on page F-34 is an anti-dilution provision that becomes effective only if the Registrant, in its sole discretion, subsequently completes financing transactions in which it issues equity securities at prices that are lower than the exercise price of the warrants. Moreover, the Registrants policy (in accordance with EITF 00-19) is to assess the classification of all derivatives at each balance sheet date to determine their proper classification. The Registrant assesses, among other things, whether it has sufficient authorized but unissued shares available to net share settle its derivatives and convertible instruments. Under this circumstance, the Registrant is able to determine the amount of authorized but unissued shares available to complete subsequent financing transactions. The Registrant, with the assistance of its securities counsel, also updates its analysis of its capitalization prior to completing any financing transactions to ensure (on a fully diluted basis) that it will not exceed its authorized capital.

Based on the above, the Registrant has determined that the number of shares issuable to the warrant holders is fixed at all times based upon the fact that they are exercisable at a fixed price that is subject to change based solely on the actions of Registrant (within its sole discretion). The Registrant will modify its disclosure to clearly state the exercise price of the warrants and that the exercise price is subject to adjustment only in the event that it (in its sole discretion) subsequently issues equity at prices lower than the exercise price of the warrants.

Securities and Exchange Commission
December 1, 2006

Valuation of Common Stock, page F-31
22.	We see your response to prior comment 10 in our letter dated October 12, 2006. Please further demonstrate why you believe that there was no change in the fair value of your stock from the valuation received in July 2005 for options issued through January 2006. Please reference significant events or changes in your business to support your conclusion.

Response: The Registrant notes the Staff’s comment and, in response thereto, has revisited its review of its performance and any significant events that may have occurred for the period of July 2005 through January 2006.

Based on this review, the Registrant is confident with the accuracy of its previous conclusion that no significant events occurred to materially influenced the price of its stock (positively or negatively) during the period. To this end, the Registrant would like to clarify the following:
•	The Registrant did not experience a significant increase in revenue growth or achievement of any significant business milestones from the period of July 2005 to January 2006.

•	The Registrant did not yield any significant results with regard to its clinical studies during the period of July 2005 through January 2006.

•	The Registrant issued Series B Preferred (in succeeding closings) at $18.00 per share (split-adjusted) from July 2005 through October 25, 2005, the date of its final closing of the Series B financing.
In addition, the Registrant received initial feedback in early 2006 relating to the valuation for additional funding following the completion of its Series B financing. The Registrant was advised that the per share issuance price of its new securities would be approximately the same or possibly less than the per share offering price of its Series B shares. In addition, the Registrant would like to clarify that the Series C Preferred was priced in May 2006 at $18.00 (split-adjusted) per share, the same price as that of its Series B shares. Finally, the Registrant obtained a second independent valuation dated June 2006 at $11.28 (split-adjusted), slightly up from the independent valuation dated July 2005 of $10.16 (split-adjusted).
23.	On page F-35, you disclose that warrants issued during the six month period ended September 30, 2006 were valued using a fair value of underlying stock of

Securities and Exchange Commission
December 1, 2006

$18.00 per share. Yet, on page F-36, you disclose that all equity transactions completed during the six months ended September 30, 2006 were based on a fair value of $13.00 per share, the mid point of the IPO filing range. Please explain this discrepancy.

Response: The Registrant respectfully notes the Staff’s observation and has modified Note 12 “Valuation of Common Stock” disclosure to include discussion of the range of fair values used to value equity transactions during the six month period ended September 30, 2006.
Note 13 — Stock Compensation Plans page F-37
Stock-Based Compensation Before Adoption of SFAS No. 123(R), page F-38
24.	Please revise to disclose the weighted average fair value of options granted during each year for which an income statement is provided, as required by paragraph 47(b) of SFAS 123.

Response: The weighted average fair value (in the case of the Registrant the minimum value) of options granted during each year for which an income statement is provided and has been disclosed on page F-39.
25.	Please revise to remove the pro forma disclosures of the effect on net loss if you had applied the fair value provisions of SFAS 123 to stock-based compensation arrangements for the six months ended September 30, 2005 and 2006. Refer to paragraph 85 of SFAS 123(R).

Response: The Registrant has revised and removed the pro forma disclosures on F-39 in accordance with paragraph 85 of SFAS 123(R).
Item 15. Recent Sales of Unregistered Securities, page II-1
26.	Please revise your disclosure to include all of the information required by Item 701 of Regulation S-K for the debt transaction referenced on page 4.

Response: The Registrant has revised the Registration Statement as requested.
* * * * *

Securities and Exchange Commission
December 1, 2006

     Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4606. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours, /s/ Sylvia K. Burks Sylvia K. Burks

cc:	Hojabr Alimi G. A. Lombardi N.A. Matteson